Exhibit 99.2

ANCILLARY AGREEMENT

THIS AGREEMENT dated the 16th day of November, 2014

BETWEEN:

VIRGINIA MINES INC.,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “Virginia”)

- and -

OSISKO GOLD ROYALTIES LTD,

a corporation existing under the
Business Corporations Act (Québec),

(hereinafter referred to as “Osisko”)

RECITALS:

WHEREAS in connection with the Arrangement, Virginia will permit Osisko to purchase, or Virginia may sell to Osisko, Common Shares, which may include Additional Shares.

AND WHEREAS in connection with the Arrangement, Virginia has assisted or will assist Osisko in purchasing Common Shares, which may include Additional Shares.

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of Osisko to abide by the covenants in respect of the Common Shares and the other restrictions and covenants set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, the Parties hereby agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals:

“Additional Shares” means, at any time during the Term, Common Shares representing more than 9.9% of the issued and outstanding Common Shares;

“Affiliate” means an “affiliate” within the meaning of Section 9 of the Securities Act (Quebec);

“Agreement” means this Voting Agreement, including all amendments or restatements;

“Arrangement ” means an arrangement under the provisions of Section 192 of the Canada Business Corporation Act on the terms and conditions set forth in the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement, dated November 16, 2014, among Virginia, Osisko and 9081798 Canada Inc., as may be amended from time to time;

“Board” means the board of directors of Virginia;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Montréal, Québec;

“Change of Control” means (i) the sale, assignment or other transfer of all or substantially all of the assets of Osisko to any Person; (ii)  any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of, or acquires the right to exercise control or direction over, securities of Osisko representing 50% or more of the then issued and outstanding voting securities of Osisko in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of Osisko with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or (iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the board of directors of Osisko (including for this purpose any new director whose election or nomination for election by Osisko’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or whose appointment, election or nomination was previously so approved or recommended) cease for any reason to constitute at least a majority of the board of directors of Osisko;

“Common Shares” means common shares in the capital of Virginia;

“Extraordinary Matters” means, with respect to Virginia (i) a merger or acquisitions; (ii) an amalgamation, arrangement, a capital reorganization or any other business combination or reorganization; or (iii) matters mandatorily submitted for shareholder approval pursuant to the rules of stock exchanges or applicable Laws;

“Financing Notice” has the meaning ascribed thereto in Section 2.3(b);

“Financing Shares” has the meaning ascribed thereto in Section 2.3(a);

“Governmental Entity” means (i) any applicable multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Issuance Price” has the meaning ascribed thereto in Section 2.3(b);

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Parties ”means Virginia and Osisko and “Party” means either of them;

“Participation Notice” has the meaning ascribed thereto in Section 2.3(c);

“Permitted Issuances” means issuances of Common Shares in connection with (i) the subscription agreement , dated November 16, 2014, between Virginia and the Caisse de dépôt et placement du Québec; and (ii) the subscription agreement , dated November 16, 2014, between Virginia and the Fonds de solidarité des travailleurs du Québec (F.T.Q.);

“Permitted Osisko Purchases” means the purchase by Osisko of such number of Common Shares as may bring the Osisko up to an aggregate maximum ownership of 14.9% of the Common Shares of Virginia, whether such purchases are completed by Osisko with Virginia shareholders directly, through the facilities of the TSX, or on terms acceptable to Virginia, directly with Virginia;

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Proposed Transaction” has the meaning ascribed thereto in Section 2.2(a);

“Representative” means, in respect of a Person, its subsidiaries and its Affiliates and their directors, officers, employees, agents and representatives (including any financial, tax, legal or other advisors);

“Stock Option Plan” means the stock option plan of Virginia in force since February 17, 2006, as amended, amended and restated or supplemented from time to time, as approved by Virginia Shareholders on June 26, 2014 and as may be further amended and restated or replaced from time to time;

“Term” has the meaning ascribed thereto in Section 3.1;

“Transaction Notice” has the meaning ascribed thereto in Section 2.2(a);

“Transfer” means any sale, exchange, assignment or other arrangement by which legal title or beneficial ownership passes from one Person to another and any agreement to effect any of the foregoing;

“Transfer Notice” has the meaning ascribed thereto in Section 2.2(a);

“Transfer Price” has the meaning ascribed thereto in Section 2.2(a);

“Transferred Shares” has the meaning ascribed thereto in Section 2.2(a); and

“TSX” means the Toronto Stock Exchange.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto or thereto.

1.3	Certain Phrases

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement.

1.4	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Québec and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Québec. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Québec.

ARTICLE 2
COVENANTS

2.1	Voting Covenants

(a)
Subject to Section 2.1(b), at all times during the Term that Osisko beneficially owns, or directly or indirectly has control or direction over, any Additional Shares, Osisko covenants that Osisko shall vote, or cause to be voted, the voting rights attached to such Additional Shares, in a manner consistent with the recommendations made by the Board in circulars or other communications to shareholders of Virginia filed on SEDAR from time to time (including any change of recommendation made by the Board) on:

(i)	all ordinary course shareholder proxy votes put before the shareholders of Virginia on the composition of the Board and the appointment of auditors;

(ii)
all amendments to the Stock Option Plan that conform to TSX rules in relation to the number of securities which may be issued pursuant to options and recommended industry practice with respect to pricing, expiry date of options and other terms;

(iii)	matters relating to the ordinary course business of Virginia with the exception of any Extraordinary Matters; and

(iv)	the issuance of securities of Virginia (except in connection with a business combination or arrangement involving Virginia).

(b)
Notwithstanding Section 2.1(a), if a Change of Control occurs, than at all times thereafter during the Term that Osisko beneficially owns, or directly or indirectly has control or direction over any Common Shares, Osisko covenants that Osisko shall vote, or cause to be voted, the voting rights attached to all such Common Shares, in a manner consistent with the recommendations made by the Board in circulars or other communications to shareholders filed on SEDAR from time to time (including any change of recommendation made by the Board) on all matters put before the shareholders of Virginia.

2.2	Transfer of Additional Shares

(a)
At all times during the Term that Osisko beneficially owns, or directly or indirectly has control or direction over, any Additional Shares, it shall not Transfer Common Shares in an amount in excess of 2% of the issued and outstanding Common Shares (the “Transferred Shares”)  to any one Person or any group of two or more Persons acting jointly or in concert in one or a series of Transfers unless:

(i)
Osisko has first delivered to Virginia a written notice (the “Transfer Notice”) stating its intention to Transfer the Transferred Shares and setting out the identity of the proposed transferee (if any), the number of Transferred Shares and the minimum per Common Share sale price (the “Transfer Price”) of such Transferred Shares;

(ii)
Upon the Transfer Notice being given, Virginia shall have the right to arrange a transaction (including a repurchase, block trade or broad distribution effort) (the “Proposed Transaction”) resulting in the

Transfer of the Transferred Shares at a purchase price no lower than the Transfer Price;

(iii)
Within five (5) Business Days after the date of the Transfer Notice, Virginia may give to Osisko a notice in writing (a “Transaction Notice”) confirming the arrangement of a Proposed Transaction and specifying the details of thereof and proposed closing date, which closing date shall be no more than ten (10) Business Days after the date of the Transfer Notice.

(b)
If Osisko does not receive a Transaction Notice from Virginia within five (5) Business Days confirming the arrangement of a Proposed Transaction, Osisko may Transfer the Transferred Shares to any Person(s) within six months after the date of the Transfer Notice, for a price per Common Share no less than the Transfer Price. If any Transferred Shares are not sold within such six-month period on such terms, the provisions of this Section 2.2 shall again apply to any proposed Transfer of such Transferred Shares.

2.3	Participation in Future Financing

(a)
At all times during the Term that Osisko beneficially owns, or directly or indirectly has control or direction over, Common Shares representing more than 9.9% of the then issued and outstanding Common Shares, Virginia covenants that in the event of any financing by Virginia involving the issuance from treasury (excluding the Permitted Issuances) of Common Shares, Virginia shall provide Osisko with the right to subscribe for up to that number of Common Shares (“Financing Shares”) sufficient for Osisko to maintain the percentage of Common Shares that it beneficially owns as of the date of the public announcement of such financing.

(b)
Virginia will deliver to Osisko a written notice (the “Financing Notice”) stating its intention to issue Common Shares from treasury in connection with a financing and setting out the material terms of the financing, including the per share issuance price (the “Issuance Price”) and the number of Financing Shares issuable to Osisko.

(c)
Within five Business Days after the date of the Financing Notice, Osisko may give to Virginia a notice in writing (a “Participation Notice”) confirming its exercise of the subscription rights in Section 2.3(a) and stating the number of Financing Shares for which it elects to subscribe.

(d)	The closing of the purchase and sale of the Financing Shares shall be on the same terms and conditions as those for other subscribers of Common Shares participating in the financing.

(e)	If Virginia does not receive a Participation Notice from Osisko within five Business Days confirming its subscription for Financing Shares or if Osisko does not deliver the purchase price and other documentation required from subscribers in connection with the closing, the rights of Osisko to purchase Financing Shares in connection with a financing at such time on such terms as were provided to Osisko in the Financing Notice shall cease.

(f)
The exercise by Osisko of the subscription rights in Section 2.3(a) shall be at all times subject to compliance with the rules of the TSX, including with respect to the issuance of securities to insiders.

2.4	Standstill

(a)
Until the earlier of: (1) October 3, 2015; (2) such date, if any, that a Party has entered into or publicly disclosed its intent to enter into a definitive agreement with any third party that would reasonably be expected to result in a change of control or ownership of such Party or all or substantially all of its assets (excluding for greater certainty the Arrangement Agreement); or (3) such date, if any, upon which any third party has formally commenced a take-over bid of a Party and such Party’s board of directors has announced that it intends to recommend or otherwise support that, neither the other Party nor any of its Representatives, either directly or indirectly or jointly or in concert with any other person, will (except in respect of the Arrangement and the Permitted Osisko Purchases), without the prior written consent of such Party’s board of directors:

(i)	in any manner, directly or indirectly, acquire, offer to acquire or agree to acquire any securities of such Party or any material assets of such Party;

(ii)	make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of such Party;

(iii)
make any proposal for, or offer of, (with or without conditions) an extraordinary transaction involving such Party, any of its Affiliates or its securities or assets (including, without limitation, an amalgamation, merger or other business combination);

(iv)	engage in any discussions, or enter into any agreement, commitment or understanding with any person related to a transaction or any acquisition of securities or material assets of such Party;

(v)
make any public announcement or private disclosure (except to its Representatives as provided in this proposal letter) with respect to any of the foregoing or any intention, plan or arrangement with respect to the same; or

(vi)	assist, advise or encourage any person in doing any of the foregoing (including, without limitation, by providing or arranging financing).

ARTICLE 3
TERMINATION

3.1	Termination

The term (the “Term”) of this Agreement shall commence on the date hereof and terminate and be of no further force or effect upon the earlier of:

(a)	the closing of the Arrangement; or

(b)	November ●, 2019.

ARTICLE 4
GENERAL

4.1	Time of the Essence

Time shall be of the essence in this Agreement.

4.2	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 3.1, no Party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 3.1 shall relieve any Party from any liability for any breach by it of this Agreement, including from any non-performance by it of its covenants made herein.

4.3	Waiver; Amendment

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. Each Party hereto agrees and confirms that any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by both Parties.

4.4	Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

4.5	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Montréal time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day. The address for service of each of the Parties hereto shall be as follows:

(a)	if to Virginia:

Virginia Mines Inc.
300, rue Saint-Paul
Québec, QC  G1K 7R1

Attention:    André Gaumond, President and CEO
Facsimile:    (418) 694-9120

with copies (which shall not constitute notice) to:

XploraMines S.A.
1000, rue de la Gauchetière Ouest, Suite 2400
Montréal, QC  H2V 3E3

Attention:    Marc Pothier
Facsimile:    (514) 221-2028

McCarthy Tétrault LLP
1150, rue de Claire-Fontaine, 7e étage
Québec, QC  G1R 5G4

Attention:    Philippe Leclerc
Facsimile:    (418) 521-3099

(b)	if to Osisko:

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, QC H3B 2S2

                                Attention:    Sean Roosen, Chairman and CEO
Facsimile:    (514) 940-0669

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, ON  M5X 1A4

Attention:    Sander A.J.R. Grieve
Facsimile:    (416) 863-1716

4.6	Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.7	Successors and Assigns

This Agreement becomes effective only when executed by Virginia Osisko. After that time, it will be binding upon and enure to the benefit of Virginia and the Subscribers and their respective successors and permitted assigns. For the avoidance of doubt, the Parties acknowledge and agree that this Agreement will not apply to transferees of Common Shares. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

4.8	Expenses

Each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.9	Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.10	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

4.11	Execution and Delivery

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile or other electronic means to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to the other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS OF WHICH the Parties have executed this Agreement as of the date first written above.

VIRGINIA MINES INC.

Per:	/s/ André Gaumond
André Gaumond President and Chief Executive Officer

OSISKO GOLD ROYALTIES LTD

Per:	/s/ Sean Roosen
Sean Roosen Chairman and Chief Executive Officer